Issuer Free Writing Prospectus dated July 27, 2021

File pursuant to Rule 433

Relating to the Preliminary Prospectus dated July 26, 2021

Registration Statement No. 333-257713

Preston Hollow Community Capital, Inc.

10,526,316 Class A Common Stock

This free writing prospectus relates to the initial public offering of shares of Class A common stock, $0.01 par value per share, of Preston Hollow Community Capital, Inc. (the "Company"), and should be read together with the preliminary prospectus dated July 26, 2021 (the "Preliminary Prospectus"), included in Amendment No. 3 to the Registration Statement on Form S-1 relating to this offering (the "Amended Registration Statement"), that may be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1861681/000110465921096016/0001104659-21-096016-index.htm

The Company has filed the Amended Registration Statement (including the Preliminary Prospectus) with the Securities and Exchange Commission ("SEC"), for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that Amended Registration Statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by telephone at 866-803-9204, or by email at prospectuseq_fi@jpmchase.com; and Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 (or by email at barclaysprospectus@broadridge.com or by telephone at 1-888-603-5847).

On July 26, 2021, the Company filed the Amended Registration Statement to give pro forma effect, through an amendment to the Company’s Unaudited Pro Forma Balance Sheet as of March 31, 2021, to the previously disclosed $83.3 million in cash distributions made on July 21, 2021 by the Company’s predecessor, Preston Hollow Capital, LLC ("PHC LLC") to its members. This distribution was funded entirely out of estimated net income of PHC LLC for the six months ended June 30, 2021.

As a result of giving pro forma effect to these distributions, the Company's pro forma cash and cash equivalents and restricted cash as of March 31, 2021 was reduced from $256.4 million to $173.1 million and its pro forma total equity as of March 31, 2021 was reduced from $1,700.2 million to $1,616.9 million. The pro forma balance sheet adjustments do not give effect to any other matters that occurred subsequent to March 31, 2021 that impacted PHC LLC's cash balances and member's equity, including matters disclosed in the Preliminary Prospectus under the heading “Prospectus Summary--Recent Developments.” Corresponding changes giving pro forma effect to the distribution are also found under the headings "Capitalization" and "Dilution" in the Preliminary Prospectus.

In addition, the Company has revised its footnote disclosure within the section entitled “Unaudited pro forma consolidated financial information” within the Preliminary Prospectus to provide further information for certain of the adjustments applied within the pro forma financial statements.